Exhibit 99.3

theScore Reports Record F2021 Q2 Financial Results

- Total gaming handle on theScore Bet rises 491% year-over-year -

- Completed U.S. IPO and Nasdaq listing, raising US$186.3 million to fund growth of North American sports betting operations -

TORONTO, April 13, 2021 – Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore” or the “Company”), today announced financial results for the three and six months ended February 28, 2021.

“We achieved record gaming handle and another quarter of solid media revenue growth in our fiscal 2021 second quarter. The strong second quarter results highlight theScore’s ongoing momentum and our users’ active, growing engagement with our mobile offerings,” said John Levy, Chairman and CEO of theScore. “Second quarter handle of $81.6 million on theScore Bet grew 491% year-over-year and 46% over the first quarter. We also recorded our highest-ever second quarter media revenue, with 17% year-over-year growth driven by our compelling content as well as our outstanding North American reach and audience engagement.

“Following the launch of theScore Bet in Iowa in mid-February, our mobile sports betting platform is now live in four states as our market rollout continues on schedule. We’re successfully building our user base and leveraging our media audience, while simultaneously welcoming new users to our platform as demonstrated by the year-over-year and quarterly sequential increases in gaming handle this quarter, including a nearly 200% increase in our New Jersey handle compared to the year-ago period. Through our recent agreement with Caesars Entertainment we now have sports betting market access in Illinois, the sixth most populous U.S. state.

“During the second quarter, we raised US$186.3 million of gross proceeds through our U.S. initial public offering which we intend to deploy towards the ongoing build out of our industry-unique integrated sports betting and media technology platform. The new capital provides additional resources to further execute on our strategies to integrate sports betting and content to drive deep user engagement and expand our market access. We will continue to enhance our media and betting ecosystem through investments in technology to further develop user personalization, unique betting offerings, and in-game prop bets, which are expected to be a significant driver of U.S. sports betting growth. At the same time, we are working to expand our access into new U.S. states while continuing our preparations for the anticipated legalization of single-game sports wagering in Canada.

“We are very encouraged by the recent momentum in support of Bill C-218, which would legalize single-game sports betting in Canada. Our popular brand and dominant Canadian market position will enable theScore to participate as a market leader in what is expected to be a very large addressable market, including in our home province of Ontario.

“Our unique combination of media and betting is a powerful differentiator in a growing marketplace. We intend to leverage our position as the only digital sports media company in North America that operates a sports betting platform to further grow our U.S. business and capture meaningful market share in Canada when the market opens. With our fully integrated sports media and betting experience and technology focus, we are perfectly positioned to efficiently acquire and engage new customers while driving strong customer loyalty and attractive margins which will help drive the long-term enhancement of shareholder value.”

Recent Highlights

●	Total Q2 F2021 gaming handle [1] on theScore Bet grew 491% year-over-year, reaching a record $81.6 million in the quarter.
o	Handle was up 46% compared to Q1 F2021.
o	Q2 New Jersey gaming handle grew 195% year-over-year.

●	Media revenue increased 17% year-over-year to $8 million, a second-quarter record.

●	In March, theScore completed a U.S. initial public offering and listed on the Nasdaq Global Select Market.
o	6.9 million Class A Shares were sold by the Company at US$27.00 per share, resulting in gross proceeds of US$186.3 million.
o	Prior to the U.S. public listing, the Company consolidated its outstanding Class A Shares on the basis of one new Class A Share for every ten outstanding Class A Shares; it also consolidated its special voting shares at the same ratio.

●	theScore Bet launched in Iowa in February, bringing the Company’s base of live U.S. sports betting states to four.

●	In March, the Company entered into an Illinois market access agreement with Caesars Entertainment for mobile sports betting.

●	In March, theScore Bet became an official betting operator of the PGA TOUR. The content and marketing relationship also makes theScore Bet the TOUR’s first official betting operator in Canada, pending the enactment of enabling legislation and regulation and receipt of all necessary regulatory approvals.

●	In December, the Company’s esports platforms served as the exclusive English language broadcast partner for the League of Legends’ Demacia Championship in China.

Audience Metrics

●	theScore achieved a Q2 record for engagement on its sports media app. User sessions rose 8% year-over-year in Q2 F2021 to 488 million with users opening the app an average of 125 times a month each. The Company had 3.9 million average monthly active users on theScore app.

●	theScore’s esports platforms registered 186.5 million total video views in Q2 F2021. An additional 99,600 YouTube subscribers were added during the period with total channel subscribers now exceeding 1.67 million.

●	During Q2, theScore’s sports content across Twitter, Facebook, Instagram and TikTok achieved an average monthly reach of approximately 88 million. theScore’s TikTok account added approximately 456,000 new followers in Q2 F2021, with followers now exceeding 3.1 million.

Financial Results

Total revenue for Q2 F2021 was $5.6 million, with record Q2 media revenue partially offset by negative net gaming revenue [3] of $2.4 million. Media revenue in the quarter was $8 million, compared to $6.8 million for the same period last year, representing a 17% year-over-year increase.

Gaming handle [1] was $81.6 million and gross gaming revenue [2] was $0.4 million in Q2 F2021. When taking into account promotional costs and fair value adjustments on unsettled bets, this resulted in negative net gaming revenue [3] of $2.4 million.

EBITDA loss in Q2 F2021 was $12.9 million compared to an EBITDA loss of $8.6 million for the same period last year. This was primarily the result of additional expenses incurred in connection with the ongoing expansion of the Company’s gaming operations and costs and professional service fees related to the recently completed U.S. initial public offering.

Financial Statements and Management’s Discussion and Analysis

The Company reports its financial results in Canadian dollars, unless otherwise indicated. Our unaudited condensed consolidated interim financial statements, accompanying notes, and Management’s Discussion & Analysis for the three and six months ended February 28, 2021 are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are available on the Company’s Investor Relations page.

Conference Call & Webcast

theScore will host a conference call and webcast at 5:30pm ET today, Tuesday, April 13. During the call, management will review a presentation summarizing recent developments that can be accessed here.

Conference Call Dial-In
Toll Free North America: +1 (844) 925-3583

International: +1 (236) 714-3374
Conference ID: 5097437

The conference call will also be webcast live. Register now here.

Instant Replay
Local: +1 (416) 621-4642
Toll Free North America: +1 (800) 585-8367
Conference ID: 5097437

For more information:

Investor Relations

Alvin Lobo

Chief Financial Officer

Score Media and Gaming Inc.

Tel: 416-479-8812

Email: ir@thescore.com

Richard Land, James Leahy

JCIR

Tel: 212-835-8500

Email: scr@jcir.com

Media Relations

Daniel Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706
Email: dan.sabreen@thescore.com

About Score Media and Gaming Inc.

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-looking (safe harbour) statement

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the enactment of enabling legislation and regulations in the provinces and territories of Canada to facilitate online gaming and the enactment of federal legislation to permit single-event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on participants in the online gaming industry), the receipt by the Company of all relevant licenses and approvals, and the rate of adoption and market potential of online gaming, and those factors which are discussed under the heading “Risk Factors” in our Annual Information Form as filed with applicable securities regulatory authorities and available on SEDAR under our profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available at www.sec.gov, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

[1] Handle is calculated as the total amount of money bet by customers in respect of bets that have settled in the applicable period. Handle does not include free bets or other promotional incentives, nor money bet by customers in respect of bets that are open at period end.

[2] Gross gaming revenue is calculated as dollar amounts bet by customers less the dollar amounts paid out to the customers in respect of such bets which have settled in the applicable period.

[3] Net gaming revenue is calculated as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on open bets.

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars)

(unaudited)

	February 28, 2021	August 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$44,721	$40,116
Restricted cash related to customer deposits	6,366	1,859
Accounts receivable	8,692	5,455
Tax credits recoverable	1,616	1,616
Prepaid expenses, deposits, and other assets	2,869	2,048
	64,264	51,094
Non-current assets:
Property and equipment	3,470	4,136
Intangible and other assets	26,658	23,477
	30,128	27,613
Total assets	$94,392	$78,707

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$15,892	10,353
Current portion of loans and other borrowings	407	6,645
Current portion of lease liability	933	908
Current portion of convertible debenture	3,458	-
Other current financial liabilities	111	231
	20,801	18,137
Non-current liabilities:
Loans and other borrowings	534	740
Lease liability	567	1,042
Convertible debenture	28,036	29,584
	29,137	31,366
Shareholders' equity	44,454	29,204

Commitments
Subsequent event

Total liabilities and shareholders' equity	$94,392	$78,707

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended,		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Revenue
Media Revenue	$7,995	$6,848	$18,574	$16,093
Net Gaming Revenue	(2,402)	(195)	(4,442)	(222)
	5,593	6,653	14,132	15,871
Operating expenses:
Product development and content	3,171	2,674	5,970	5,256
Sales and marketing	5,179	4,158	10,046	9,649
Technology and operations	4,765	4,249	10,093	7,407
General and administration	5,405	4,197	10,224	7,017
Depreciation and amortization	1,448	1,312	2,832	2,525
	19,968	16,590	39,165	31,854
Operating loss	(14,375)	(9,937)	(25,033)	(15,983)
Finance expense, net	(3,190)	(517)	(5,205)	(1,688)
Loss before income tax expense (recovery)	(17,565)	(10,454)	(30,238)	(17,671)
Deferred income tax expense (recovery)	-	-	-	(3,107)
Net loss	$(17,565)	$(10,454)	$(30,238)	$(14,564)
Other comprehensive income
Foreign currency translation differences from foreign operations	535	(140)	854	(124)

Total comprehensive loss for the period	$(17,030)	$(10,594)	$(29,384)	$(14,688)
Loss per share - basic and diluted	$(0.45)	$(0.29)	$(0.88)	$(0.44)

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

	Six months ended,
	February 28, 2021	February 29, 2020
Cash flows from (used) in operating activities
Net income (loss) for the period	$(30,238)	$(14,564)
Adjustments for
Depreciation and amortization	2,832	2,525
Stock based compensation	1,397	634
Interest accretion on lease liabilities	48	72
Interest accretion on loans and other borrowings	30	-
Interest accretion on convertible debenture	3,621	2,036
Unrealized foreign exchange (gain) loss	1,376	-
Income tax recovery		(3,107)
	(20,934)	(12,404)
Change in non-cash operating assets and liabilities:
Accounts receivable	(3,237)	670
Restricted cash related to customer deposits	(4,632)	(986)
Prepaid expenses, deposits, and other assets	(841)	(1,170)
Accounts payable and accrued liabilities	5,680	(1,054)
Other financial liabilities	(116)	66
	(3,146)	(2,474)
Net cash used in operating activities	(24,080)	(14,878)

Cash flows from financing activities
Exercise of stock options	403	100
Payment of lease liabilities	(496)	(426)
Payment of loans and other borrowings	(6,475)	-
Payment of convertible debenture	(1,711)	-
Issuance of convertible debenture, net of transaction costs		37,272
Issuance of shares, net of transaction costs	42,834	-
Net cash from in financing activities	34,555	36,946
Cash flows used in investing activities
Additions to property and equipment	(189)	(421)
Additions to intangible and other assets, net	(5,557)	(4,218)
Net cash used in investing acthities	(5,746)	(4,639)
Increase in cash and cash equivelents	4,729	17,429
Net effect of exchange rate fluctuations on cash	(124)	59
Cash and cash equivalents, beginning of period	40,116	4,035
Cash and cash equivalents, end of period	$44,721	$21,523

	Three Months Ended		Six Months, Ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Net loss for the period	$(17,565)	$(10,454)	$(30,238)	$(14,564)

Adjustments:
Depreciation and amortization	1,448	1,312	2,832	2,525
Finance (income) expense, net	3,190	517	5,205	1,688
Deferred income tax (recovery)	-	-	-	(3,107)
EBITDA	$(12,927)	$(8,625)	$(22,201)	$(13,458)